09043056

SECUR ... IISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 23 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bernardo First Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

332 S. Juniper St., Suite 203B
(No. and Street)

Escondido, California 92025
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William I. Woodson (760) 489-1500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON &COMPANY
(Name - if individual, state last, first, middle name)

11770 23974 Aliso Creek Rd, Suite 395, Laguna Niguel, CA 92677
(Address) *(City)* *(State)* *(Zip Code)*

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

State of California
County of San Diego

I, William I. Woodson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernardo First Securities Corp, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed and sworn to (or affirm) before me on this 6 day of November, 2009, by William I. Woodson, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[Signature]
Signature

President
Title

[Signature]
Notary Public

DEBORAH A. LIMA
Commission # 1867477
Notary Public - California
San Diego County
My Comm. Expires Nov 2, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Bernardo First Securities Corporation

FINANCIAL STATEMENTS

For the year ended September 30, 2009

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information:

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 10

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 11

Schedule II - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts 13

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 14

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bernardo First Securities Corporation

We have audited the accompanying statement of financial condition of Bernardo First Securities Corporation as of September 30, 2009, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bernardo First Securities Corporation at September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
November 10, 2009

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

BERNARDO FIRST SECURITIES CORPORATION
Statement of Financial Condition
September 30, 2009

ASSETS

Cash	$	31,999
Receivable due from clearing organization		1,381
Securities owned at market value (Note 3)		6,315
Deposit with clearing organization		22,485
Prepaid expenses and other		3,996
Property and equipment, net of accumulated depreciation (Note 2)		-
Total assets	$	66,176

LIABILITIES AND DTOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,311
Total liabilities		2,311
Stockholders' Equity		
Common stock, $10.00 par value, 75,000 shares authorized, 2,000 shares issued and outstanding		20,000
Additional paid-in capital		5,000
Retained earnings		38,865
Total stockholders' equity		63,865
Total liabilities and stockholders' equity	$	66,176

See independent auditors' report and accompanying notes to financial statements

BERNARDO FIRST SECURITIES CORPORATION
Statement of Income
For the year ended September 30, 2009

Revenues:		
Commission revenues	$	16,492
Managed account fees		12,880
Mutual fund sales		8,933
Unrealized gain (loss) on securities owned		(2,856)
Total revenues		35,449
Operating expenses:		
Trading costs		18,057
Compliance costs		7,409
Employee compensation and benefits		6,638
Professional fees		4,248
Office rent and administration		1,508
Registration, membership and dues		1,262
Other		1,241
Total operating expenses		40,363
Loss from operations		(4,914)
Other income (expense):		
Interest income		260
Income before provision for income taxes		(4,654)
Benefit for income taxes (Note 2)		208
Net income	$	(4,446)

See independent auditors' report and accompanying notes to financial statements

BERNARDO FIRST SECURITIES CORPORATION
Statement of Stockholder's Equity
For the year ended September 30, 2009

	Common stock				
	Shares outstanding	Amount	Additional paid-in capital	Retained Earnings	Total
Balance, September 30, 2008	2,000	$ 20,000	$ 5,000	$ 43,311	$ 68,311
Net Income	-	-	-	(4,446)	(4,446)
Balance, September 30, 2009	2,000	$ 20,000	$ 5,000	$ 38,865	$ 63,865

See independent auditors' report and accompanying notes to financial statements

BERNARDO FIRST SECURITIES CORPORATION
Statement of Cash Flows
For the year ended September 30, 2009

Cash flows from operating activities		
Net loss	$	(4,446)
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized loss on securities owned		2,856
Decrease (increase) in assets		
Receivable due from clearing organization		(371)
Deposit with clearing organization		(1,372)
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		717
Net cash flows used by operating activities		(2,616)
Net increase (decrease) in cash		(2,616)
Cash at beginning of year		34,615
Cash at end of year	$	31,999
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See independent auditors' report and accompanying notes to financial statements

1. ORGANIZATON

Bernardo First Securities Corporation (the Company) was incorporated in the state of California on January 19, 1988 and began operations June 24, 1988 as a securities broker. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As of August 4, 1992, the Company registered with the SEC as an Investment Advisor. All customer transactions are cleared through another broker dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Firm considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, short-term marketable securities, securities, receivables, payables and accrued expenses. The estimated fair value of these instruments approximates their carrying value.

Property and Equipment and Depreciation

All property and equipment are recorded at cost and consisted of $17,837 of office equipment and furniture, which was fully depreciated. The Company incurred no depreciation expense for the year ended September 30, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification 740. (ASC 740) Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes were not material for the year ended September 30, 2009. The Company is subject to an $800 minimum California Franchise Tax.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Concentration of Risk

The Company is engaged in various trading activities in which the counterparties primarily include broker dealers, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

3. SECURITIES OWNED

Securities owned by the Company at September 30, 2009 consist of an equity security stated at market value. The Company incurred an unrealized loss on this security for the year ended September 30, 2009.

4. RELATED PARTY TRANSACTIONS

The Company leases office space on a month to month basis from Bernardo First Tax and Estate Planning, (BFT) a company owned by the president of the Company. The Company paid office rent of $665 to BFT for the year ended September 30, 2009.

5. RETIREMENT PLAN

Effective January 1, 1996, the Company established a simplified employee pension plan for all eligible employees. The Company made no contributions to the plan during the year ended September 30, 2009.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At September 30, 2009, the Company had a net capital of $58,922 that was $53,922 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at September 30, 2009 was .04 to 1.

SUPPLEMENTAL INFORMATION

BERNARDO FIRST SECURITIES CORPORATION
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended September 30, 2009

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 63,865
Deductions:		
Non-allowable assets:		
Prepaid expenses and other assets	$ 3,996	
Property and equipment, net	-	
Tentative net capital		59,869
Haircuts on securities		
Other securities	$ 947	
		947
Net capital		$ 58,922
Total aggregate indebtedness		$ 2,311
Minimum net capital required		$ 5,000
Excess net capital		$ 53,922
Ratio of aggregate indebtness to net capital		0.04 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 58,922
Add: Organizational costs expensed		959
Less: Reduction in non-allowable assets		(959)
Net capital per above		$ 58,922

BERNARDO FIRST SECURITIES CORPORATION
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of September 30, 2009

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

BERNARDO FIRST SECURITIES CORPORATION
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of September 30, 2009

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

BERNARDO FIRST SECURITIES CORPORATION
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation
For Customers' Regulated Commodities Futures and Options Accounts
as of September 30, 2009

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Bernardo First Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Bernardo First Securities Corporation (the Company) for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
November 10, 2009



TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 360-0545
F: (949) 606-0329

SAN DIEGO
O: (760) 720-5472
F: (949) 606-0329